Exhibit 99.85

TORQUE ESPORTS CORP. AND UMG MEDIA LTD. -
TRANSACTION UPDATE

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S.
NEWSWIRE SERVICES

MIAMI, FL December 27, 2019 – Torque Esports Corp., (“Torque” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLD) and UMG Media Ltd. (“UMG”, TSX VENTURE: ESPT) are pleased to announce that they continue to move towards a closing of Torque’s acquisition of UMG (the “Transaction”) prior to December 31, 2019. UMG has completed its special shareholders meeting on December 16, 2019 and UMG has received the final court order related to completion of the Transaction.

The Transaction was also subject to Torque completing the acquisition of 51% of Allinsports SRL (see Torque press releases of August 22, 2019, October 3, 2019 and October 18, 2019). It is currently expected that Torque’s acquisition of 51% of Allinsports SRL will not close until the end of January 2020, and therefore Torque and UMG have waived the Allinsports closing condition with respect to the Transaction.

The closing of the Transaction is still subject to certain other closing conditions customary in transactions of this nature but it is expected that all conditions required to complete the closing will be met prior to December 31, 2019.

About Torque

Torque Esports Corp. (“TEC”) recently restructured its business and leadership team. Torque now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, TEC is ready to lead the rush to profitability in the esports industry.

Torque aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain based wholly-owned subsidiary) Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque and UMG to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction; the anticipated benefits of the Transaction to the parties and their respective security holders; and, Torque’s proposed acquisition of 51% of Allinsports SRL. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Torque and UMG have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to satisfy, in a timely manner, the remaining conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and UMG do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investors are cautioned that, except as disclosed in the management information circular prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Torque and UMG should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@millennialesports.com, 705.446.6630

Darren Cox, CEO darrencox@millennialesports.com

UMG Media Ltd.:

David Antony, CEO dantony@umggaming.com